HMLD Reports Second Quarter Results
Page 3
July 10, 1997

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FOR IMMEDIATE RELEASE

Homeland Stores, Inc.                             Contact: James A. Demme
Oil Center East                                   Chairman
2601 N.W. Expressway                              (405) 879-6600
Oklahoma City, Oklahoma 73112


       HOMELAND STORES REPORTS 20.4% INCREASE IN SECOND QUARTER EBITDA

         ALSO ANNOUNCES AGREEMENT TO PURCHASE PRATT DISCOUNT FOODS
                STORE AT 89TH & SOUTH PENN IN OKLAHOMA CITY

Oklahoma City, Oklahoma (July 10, 1997) James A. Demme, Chairman, President and Chief Executive Officer of Homeland Holding Corporation (Nasdaq/NM: HMLD), today announced financial results for the second quarter and first two quarters of 1997. For the second quarter, a 12-week period ended June 14, 1997, sales were $116,264,000 compared with $121,981,000 for the second quarter of 1996, a 12-week period ended June 15, 1996. EBITDA (earnings before interest, taxes, depreciation and amortization) increased 20.4% to $5,403,000 from $4,489,000, excluding nonrecurring financial restructuring costs for the 1996 period. Net income for the latest quarter, excluding amortization of excess reorganization value, was $829,000, or $0.18 per share.

      For the first two quarters of 1997, sales were $236,314,000 compared with $246,331,000 for the same period in 1996. Same store sales declined 2.2%. EBITDA increased 33.5% to $11,133,000 from $8,340,000, excluding nonrecurring financial restructuring costs for the 1996 period. Net income, excluding amortization of excess reorganization value, was $2,031,000, or $0.42 per share, for the first twenty-four weeks of 1997.

      Mr. Demme remarked, "As in the first quarter of 1997, the improvement in Homeland's EBITDA for the second quarter was primarily attributable to cost savings from the reorganization of the Company in August 1996. The growth in EBITDA to 4.7% of sales for the period from 3.7% for the comparable prior-year period was accomplished in spite of a 4.7% decline in sales, which resulted both from having fewer stores in operation during the latest quarter and from a 3.4% decrease in same-store sales. The Company's same store sales performance reflected increased competitive activities, low food price inflation and more stringent eligibility requirements for food stamps."

      "Looking forward, Homeland will have several grand openings of remodeled stores that will help offset the recent sluggish sales. In addition, the Company has an objective to expand its store base through new store development and acquisitions."

      "Pursuant to this strategy, we also announced today that Homeland has agreed to purchase the Pratt Discount Foods store located at 89th and South Penn., Oklahoma City, Oklahoma, in a transaction expected to close in about
30 days.   Plans are being made to invest $1.7 million to completely remodel the store and expand it by 10,000 square feet. This investment will enable us to increase grocery variety and make a strong commitment to the meat, produce, bakery and deli departments. Through the purchase of this store at 89th & South Penn., we expect to provide our existing and new customers in the area an outstanding store that will offer superior service and value. We also intend to continue having discussions with other potential acquisition candidates."

      Homeland Stores, Inc. is the leading supermarket chain in Oklahoma, southern Kansas, and the Texas panhandle region, operating a total of 66
stores.   The Company operates in four distinct marketplaces:  Oklahoma City,
Oklahoma; Tulsa, Oklahoma; Amarillo, Texas; and certain rural areas of Oklahoma, Kansas and Texas.


                        HOMELAND HOLDING CORPORATION
                      Unaudited Financial Highlights
                  (In thousands, except per share data)



                                     For the 12 Weeks Ended        For the 24 Weeks Ended
                                      June 14,     June  15,        June 14        June 15
                                       1997          1996             1997           1996
Sales                                $ 116,264       $ 121,981      $ 236,314       $ 246,331
Earnings before interest, taxes,
 depreciation  and  amortization     $   5,403       $   4,489      $  11,133       $   8,340
Net (loss)                           $  (2,535) (1)  $  (1,015) (2) $  (4,793) (1)  $  (3,358) (2)
Net (loss) per share                 $   (0.53) (1)  $   (0.03) (2) $   (1.01) (1)  $   (0.10) (2)
Weighted average shares outstanding      4,758          32,600          4,758          32,600


(1) Includes amortization of excess reorganization value of $3,364, or $0.71 per share, and $6,824, or $1.43 per share, for the 12 weeks and 24 weeks ended June 14, 1997, respectively.
(2) Includes nonrecurring financial restructuring costs of $1,800, or $0.06 per share, and $3,150, or $0.10 per share, for the 12 weeks and 24 weeks ended June 15, 1996, respectively.

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